	Media Relations 212 460 4111 (24 hours)	Consolidated Edison, Inc. 4 Irving Place New York, NY 10003 www.conEdison.com

FOR IMMEDIATE RELEASE	Contact:	Media Relations
May 12, 2014		(212) 460-4111
12:19 p.m.

CON EDISON NAMES JOHN McAVOY CHAIRMAN

OF THE BOARD OF DIRECTORS

NEW YORK—Consolidated Edison, Inc. (Con Edison) [NYSE: ED] today announced that its Board of Directors has elected John McAvoy as chairman of the board. McAvoy became president and chief executive officer at the end of last year when Kevin Burke retired. When McAvoy was elected president and chief executive officer, the company announced that Burke would remain as non-executive chairman of the board for a transition period. Burke will continue as a member of the Con Edison board.

Before becoming president and chief executive officer of Con Edison, McAvoy served as president and chief executive officer of Orange and Rockland Utilities, Inc., a subsidiary of Con Edison. McAvoy earned an MBA from New York University and a bachelor’s degree in Mechanical Engineering from Manhattan College. He is a graduate of the Rockefeller Fellows program. He sits on the boards of the Intrepid Sea, Air and Space Museum, the Partnership for New York City, the New York State Business Council, the Edison Electric Institute and the American Gas Association.

Consolidated Edison, Inc. is one of the nation’s largest investor-owned energy companies, with approximately $12 billion in annual revenues and $41 billion in assets. The company provides a wide range of energy-related products and services to its customers through the following subsidiaries: Consolidated Edison Company of New York, Inc., a regulated utility providing electric, gas, and steam service in New York City and Westchester County, New York; Orange and Rockland Utilities, Inc., a regulated utility serving customers in a 1,350 square mile area in southeastern New York state and adjacent sections of northern New Jersey and northeastern Pennsylvania; Consolidated Edison Solutions, Inc., a retail energy supply and services company; Consolidated Edison Energy, Inc., a wholesale energy services company; and Consolidated Edison Development, Inc., a company that participates in infrastructure projects.

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